DSM Press Release

DSM, Corporate Communications,
P.O. Box 6500, 6401 JH Heerlen, The Netherlands
Telephone ... (31) 45 5740680
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Heerlen (NL), 16 November 2006

DSM to build new factory for waterborne coating resins in Meppen, Germany

Royal DSM N.V. has decided to build a new factory for waterborne coating resins. This new plant will produce polyurethane dispersions to be marketed by DSM Coating Resins and DSM NeoResins. Production will come on stream mid 2007. The total investment costs are up to EUR 20 million.

The new factory will be built at DSM Coating Resins' existing production site in Meppen, Germany, which produces mainly specialty products like saturated polyesters, epoxy esters and polyurethane resins. The new factory will, amongst other things, produce the specialty polyurethane dispersions that DSM acquired from Hüttenes Albertus Lackrohstoffe in 2004. Polyurethane dispersions are high quality waterborne coating systems. They are experiencing high market growth, mainly because these dispersions do not require solvents that have negative effects on the environment. They are increasingly used in decorative trim coating applications (e.g. DIY paints) and are also used in a variety of other applications such as industrial wood (e.g. parquet coatings) or metal coatings.

Nico Gerardu, member of the Managing Board of DSM N.V., comments: *"The investment is of strategic importance and will further increase DSM's leadership position in specialty coating resins. Furthermore, it demonstrates DSM's commitment to supply its customers with innovative waterborne products in order to comply with the forthcoming European VOC legislation. It represents a further step towards the realization of DSM's ambition of generating EUR 1 billion in innovation-based sales by 2010 within the framework of its strategy* Vision 2010 – Building on Strengths."

About DSM Coating Resins and DSM NeoResins
DSM Coating Resins and DSM NeoResins are part of the DSM Resins business group and specialize in the development and manufacture of resins for coating systems. DSM is a global leader in specialty waterborne resins. Polyurethane dispersions are used in decorative and industrial coating applications, adhesives and graphic arts.

DSM Resins has production sites for coating resins in China (2), the Netherlands (3), Germany, Spain (2), Sweden, Taiwan and the USA (3). DSM Coating Resins has its headquarters and R&D laboratories in Zwolle and those of DSM NeoResins are located in Waalwijk (both in the Netherlands).

About DSM

DSM is active worldwide in nutritional and pharma ingredients, performance materials and industrial chemicals. The company creates innovative products and services that help improve the quality of life. DSM's products are used in a wide range of end markets and applications such as human and animal nutrition and health, cosmetics, pharmaceuticals, automotive and transport, coatings, housing and electrics & electronics (E&E). DSM's strategy, named *Vision 2010 – Building on Strengths*, focuses on accelerating profitable and innovative growth of the company's specialties portfolio. Market-driven growth, innovation and increased presence in emerging economies are key drivers of this strategy. The group has annual sales of over EUR 8 billion and employs some 22,000 people worldwide. DSM ranks among the global leaders in many of its fields. The company is headquartered in the Netherlands, with locations in Europe, Asia, Africa and the Americas. More information about DSM can be found at www.dsm.com.

For more information:

DSM Corporate Communications
Nelleke Barning
tel. +31 (0) 45 5782017
fax +31 (0) 45 5740680
e-mail media.relations@dsm.com

DSM Investor Relations
Dries Ausems
tel. +31 (0) 45 5782864
fax +31 (0) 45 5782595
e-mail investor.relations@dsm.com